Exhibit 107
EX-FILING FEES

CALCULATION OF FILING FEE TABLES
SCHEDULE TO
(Rule 14d-100)
Landsea Homes Corporation
(Name of Subject Company (Issuer))
Lido Merger Sub, Inc.
(Name of Filing Person (Offeror))
a direct wholly owned subsidiary of
Lido Holdco, Inc.
(Name of Filing Person (Offeror))
The New Home Company Inc.
(Name of Filing Person (Offeror))
Apollo Management IX, L.P.
(Name of Filing Person (Offeror))

Table 1 - Transaction Value

	Transaction Valuation*	Fee rate	Amount of Filing Fees**
Fees to Be Paid	$433,865,311.80	0.00015310	$66,424.78
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation*	$433,865,311.80
Total Fees Due for Filing			$66,424.78
Total Fees Previously Paid			$0.00
Total Fee Offsets			0.00
Net Fee Due			$66,424.78

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 36,409,560 outstanding shares of common stock, par value $0.0001 per share, of Landsea Homes Corporation (the “Company” and such shares, the “Shares”) multiplied by the offer price of $11.30 (the “Offer Price”), (ii) 592,322 Shares issuable pursuant to outstanding restricted stock units multiplied by the Offer Price, (iii) 1,282,877 Shares issuable pursuant to outstanding performance stock units multiplied by the Offer Price and (iv) 379,190 Shares issuable pursuant to outstanding stock options with a weighted average exercise price of $8.01 (the “Exercise Price”), multiplied by the Offer Price minus the Exercise Price. The calculation of the filing fee is based on information provided by the Company as of May 8, 2025.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and the Section 6(b) Filing Fee Rate Advisory for Fiscal Year 2025 beginning on October 1, 2024, issued August 20, 2024, by multiplying the transaction value by 0.00015310.